                                                               Exhibit (a)(5)(i)

                                                      [MICROCELL TELECOM (LOGO)]

News Release

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                    MICROCELL RESPONDS TO TELUS' ANNOUNCEMENT

MONTREAL, MAY 13, 2004 - Microcell Telecommunications Inc. (MT.A; MT.B) has been informed that Telus Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell. Until the Company receives the offer and completes its review, it will not comment on the offer or its contents and will not speculate as to any future course of action it might take.

ABOUT THE COMPANY

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido(R) brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Fido is a registered trademark of Microcell Solutions Inc.

                                www.microcell.ca
                                ----------------

FOR MORE INFORMATION:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca
-----------------------------

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca
-------------------------

                                                              Exhibit (a)(5)(ii)

                                                      [MICROCELL TELECOM (LOGO)]


News Release
                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                 MICROCELL RESPONDS TO TELUS' UNSOLICITED OFFERS
                              TO ACQUIRE SECURITIES
                   RECOMMENDS AGAINST TENDERING TO THE OFFERS

MONTREAL, MAY 20 2004 - The Board of Directors of Microcell Telecommunications Inc. ("Microcell" or the "Company") today announced its response to TELUS Corporation's unsolicited offers to purchase Microcell's Class A restricted voting shares for C$29.00 per share, Class B non-voting shares for C$29.00, 2005 Warrants for C$9.67, and 2008 Warrants for C$8.89 (the "Offers"). After careful review and analysis of the Offers performed with the assistance of its legal and financial advisors, the Board recommends that holders of the Class A restricted voting shares, Class B non-voting shares, 2005 Warrants and 2008 Warrants (collectively, the "Securities") not tender into the Offers.

In reaching its determination the Board has relied on the following factors, among others:

     o The opinions dated May 19, 2004 of its financial advisors, J.P. Morgan Securities Inc. and Rothschild, to the Board to the effect that, as of that date and based upon and subject to the matters stated in their respective opinions, the consideration being offered to the holders of the Securities was inadequate, from a financial point of view, to such holders.

     o Concerns about the significant conditions TELUS has placed on its Offers, including but not limited to the issuance of a "No Action" letter by the Commissioner of Competition and relief from Industry Canada's policy with respect to Spectrum Cap limitations. If the conditions to the Offers are not met or waived by TELUS, then TELUS would be under no obligation to take up and pay for the securities under its Offers.

     o The possibility that other bidders may be willing to make a more attractive offer than TELUS. The Company has been contacted by other parties that have indicated their interest in pursuing discussions that could result in competing bids or other transactions. The Company intends to hold discussions with any other interested parties that may emerge.

In response to the Offers, the Board has initiated a full strategic review in order to determine the best way to maximize value for all security holders and intends to use the time provided by Microcell's shareholder rights plan to actively pursue all its alternatives. The Board has directed its financial advisors to contact TELUS and a number of other parties in order to evaluate all strategic and financial alternatives available to the